FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company
Stock Exchange release

Royal Dutch Petroleum Company and

The “Shell” Transport & Trading Company p.l.c.

SHELL STRATEGY PRESENTATION

Senior executives of the Royal Dutch/Shell Group of Companies today delivered a presentation to investors and analysts in London, about strategy for two of the Group’s main businesses, Exploration and Production (EP), and Gas & Power (GP). Walter van de Vijver, Group Managing Director and CEO of the EP business; Malcolm Brinded, Group Managing Director and CEO-designate of GP; and Linda Cook, CEO of GP, hosted the meeting. The presentation will be repeated in New York tomorrow.

Commented Walter van de Vijver:

“Shell retains a premier position in the upstream oil and gas industry. Together, these businesses are key growth engines for the Group, supporting our overall strategy to increase exposure to the upstream and natural gas. We believe we have the best and most balanced portfolio in the industry, delivering robust profitability in a wide variety of energy price scenarios. We are leaders in factors that drive profitability in the industry, including technology application, cost management and the development of a truly global gas business.”

Linda Cook added:

“In Gas & Power our unique strategy builds on our excellent gas reserve position, and ensures leading positions in key markets and in the fast growing LNG sector. This proven ability to integrate our activities across the value chain helped develop, and will extend, our clear leadership in the global natural gas business. I am delighted to be able to hand over the business in such great shape.”

Malcolm Brinded concluded:

“Across both businesses we have tremendous strength and performance potential in our existing production heartlands, such as the North Sea, the Gulf of Mexico, and the Asia Pacific LNG assets, that will bolster the Group’s return on capital in the near term. We have excellent world-class projects under construction, for example expansion of the Nigeria LNG facility, which will sustain performance in the medium term. And we have a developing portfolio of major new long-term opportunities including those in Russia, Canada and the Caspian. We are ideally placed for continuing steady growth in earnings and cashflow, supporting Shell’s overall aim of delivering leading returns to our shareholders.”

The Group aims to

  Deliver pre-tax performance improvements of between $500 million and $800 million over the next 4 years, by the global re-organisation of the EP business

  Invest some $8 to $9 billion per annum in organic investments in the two businesses

  Deliver in EP a 6-8% per annum improvement in annual unit earnings at reference conditions

  Improve EP ROACE at reference conditions in 2004, following short-term dilution driven by recent strategic investments such as Enterprise Oil

  Progress divestments of non-core EP assets in the USA (Gulf of Mexico, Michigan) and the UK sector of the North Sea, with estimated sales proceeds of over $500 million

  Exceed the GP 6% annual growth target between 2000 and 2005 for LNG sales

  Deliver steady growth in capital employed, earnings and cashflow from the combined businesses.

Highlights of the presentation were updates on

Strategy

  The exploration strategy, targeted at finding and maturing new hydrocarbon reserves such as the three major discoveries in the Gulf of Mexico in 2002

  The competitive positioning of the EP business on key financial parameters including returns on average capital employed (ROACE), costs and operating expertise

  The variety of leading edge technologies being applied to Shell businesses around the world, reducing costs, increasing production and increasing recovery of reserves from existing reservoirs

  Why Shell’s portfolio and capabilities will sustain its leading position in the global Gas & Power sector

  The development and execution of strategy in the main gas markets of Europe, North America and Asia.

Portfolio

  Projects, such as Athabasca oil sands in Canada and Bijupira Salema in Brazil, that support the Group’s capability to grow hydrocarbon production by an average of 3% per annum from 2000 – 2007

  Shell’s leading gas reserves position - a reserve life of 15 years – and the ways in which these are being monetised, including LNG and Gas to Liquids

  Encouraging progress in marketing LNG to customers in Japan from the potential major $10 billion investment on Sakhalin Island, Russia

  Portfolio activity in the GP business, that has included divestments exceeding $2 billion in the last 15 months

The two businesses are expected to contribute strongly to the achievement of the Group’s targets, including returning Group ROACE at reference conditions (including $16/bbl Brent) to the target range of 13-15% and the long-term growth of dividends above the rate of local inflation.

The Hague, 26 March 2003

Investor Relations enquiries:

London
Simon Henry +44 (0)20 7934 3855
Gerard Paulides +44 (0)20 7934 6287

The Hague
Bart van der Steenstraten +31 (0)70 377 3996

New York
David Sexton +1 212 218 3112

This announcement contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Company Secretary (Miss J.E. Munsiff)

General Attorney (R van der Vlist)

The Hague, 31 March 2003